Exhibit 23.2

CONSENT OF MKM ENGINEERING

We hereby consent to (i) the use of the name MKM Engineering, (ii) references to MKM Engineering as an independent oil and gas engineering consulting firm, and (iii) the use of information from our Appraisal of Certain Oil and Gas Interests owned by NEH Midstream LLC and Solis Partners, LLC located in Chaves County, New Mexico and Howard County, Texas as of December 31, 2025 and which contain our opinion of the proved reserves and future net revenue of NEH Midstream LLC and Solis Partners, LLC as of December 31, 2025, in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for New Era Energy & Digital, Inc.

MKM ENGINEERING
Texas Registered Engineering Firm F-009733

Date: March 12, 2026	By	/s/ Michele K. Mudrone
	Name:	Michele K. Mudrone
	Title:	Professional Engineer